UNITED STATES
	    SECURITIES AND EXCHANGE COMMISSION
	          Washington, D.C. 20549

	               Schedule 13D
	 Under the Securities Exchange Act of 1934
	           (Amendment No.  8)*

	       First Financial Fund, Inc.
                  (Name of Issuer)

                    Common Stock
           (Title of Class of Securities)

                    320228 10 9
                  (CUSIP Number)

               Stephen C. Miller, Esq.
            Krassa, Madsen & Miller, LLC
            1680 38th Street, Suite 800
             Boulder, Colorado  80301
                  (303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications)

                    March 1, 2000
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	7.29%

14.	Type of Reporting Person (See Instructions)

OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	7.81%

14. 	Type of Reporting Person (See Instructions)

OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		New York


Number of		7.	Sole Voting Power		1,256,000
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,256,000
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,256,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	5.10%

14. 	Type of Reporting Person (See Instructions)

OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power		    0
Shares Bene-
ficially 		8.	Shares Voting Power	    0
Owned by Each
Reporting		9.	Sole Dispositive Power	    0
Person With
			10.	Shared Dispositive Power    0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)
	0%

14.	Type of Reporting Person (See Instructions)

IN


Amendment No. 8 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust") and the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $3,024,689.98. Such funds were provided by the Mildred Trust's cash on hand, from margin borrowings under a cash management account maintained by the Mildred Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated and from intertrust advances from affiliated trusts under the Cash Management Agreement.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Mildred Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting
Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	        On February 23, 2000, Stewart R. Horejsi, on behalf of the Reporting Persons, sent a letter to the Members of the Board of Directors of the Company which generally responded to a telephone conversation that Mr. Horejsi had with representatives of the Company regarding a proposal to impose a supermajority provision with respect to shareholder proposals seeking to change the Company's investment objective. The February 23, 2000 letter prepared by Mr. Horejsi is attached as Exhibit 5 and incorporated in this statement by reference.


Item 5. 	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of November 3, 1999, according to information contained in the Company's Semi-Annual Report for the period ending September 30, 1999 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the
Outstanding Shares.   The Mildred Trust is the direct beneficial
owner of 1,256,000 Shares, or approximately 5.10% of the Outstanding
Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust and the Mildred Trust. Mr. Horejsi disclaims all such beneficial ownership.

           (c)	The table below sets forth purchases of the
Shares by the Mildred Trust since February 18, 2000. Such purchases were effected by the Mildred Trust on the New York Stock Exchange.



Date
Amount of Shares
Approximate Price
   Per Share
   (exclusive of commissions)

02/18/00
9600
$7.8750

02/18/00
700
$7.8125

02/22/00
36600
$7.8750

02/22/00
12600
$7.6250

02/23/00
10000
$7.5625

02/23/00
3100
$7.5625

02/24/00
20000
$7.5625

02/24/00
16900
$7.5625

02/24/00
10000
$7.5625

02/25/00
14000
$7.5625

02/25/00
12000
$7.5625

02/28/00
50000
$7.5000

02/29/00
10000
$7.5000

02/29/00
7000
$7.5000

02/29/00
5700
$7.4375

03/01/00
17100
$7.4375

03/01/00
12300
$7.4375

03/02/00
14700
$7.3125

03/02/00
12200
$7.3750

03/02/00
5900
$7.4375

03/03/00
11600
$7.3125

03/03/00
7300
$7.3125

03/03/00
3000
$7.4375

03/03/00
2000
$7.3750

03/03/00
2000
$7.3750

03/03/00
1000
$7.3750

03/06/00
20000
$7.3125

03/06/00
12000
$7.3125

03/06/00
9300
$7.3125

03/06/00
6400
$7.3125

03/07/00
16800
$7.2500

03/07/00
7700
$7.3125

03/07/00
6300
$7.3125

03/07/00
2000
$7.3125

03/08/00
4700
$7.2500

03/08/00
100
$7.2500

Item 7.	Materials to be Filed as Exhibits

	Exhibit 5: Letter from Stewart R. Horejsi to the Members of the Board of Directors of the Company dated February 23, 2000.




Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B and the Mildred
B. Horejsi Trust.


EXHIBIT 5

STEWART R. HOREJSI
200 SOUTH SANTA FE
SALINA, KANSAS  67401

February 23, 2000




Members of the Board of Directors
First Financial Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077

Gentlemen:

I am writing to followup on my conversation with Nick Adams and certain of the Fund's representatives on February 16, 2000. The Fund's representatives indicated that First Financial Fund, Inc. (the "Fund") may consider a proposal to increase the percentage of shares required to change the Fund's investment objectives above a majority.

As I indicated in the telephone call, I am opposed to supermajority provisions such as this. By protecting the status quo, a supermajority provision may render the shareholders and the Board incapable of responding to changes in the marketplace. In some cases, it might be important for a future Board and future shareholders to be able to move from a segment with minimal prospects into a segment with more possibilities of producing appropriate returns. By building procedural roadblocks, the current Board and shareholders tie the hands of the future Board and future shareholders in a way that may be very detrimental.

As directors of the Fund, you owe fiduciary obligations to all shareholders of the Fund, which obligations require you to make decisions that are in the best interests of all of the shareholders.
 A change in the Fund's investment objectives affects all shareholders equally, and as such there should be no reason to prefer the decision of a minority of shareholders over the majority.
 It is my hope that you will not take the divisive step of proposing a supermajority provision in this matter.

Sincerely yours,

/s/ Stewart R. Horejsi

Stewart R. Horejsi